Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 26, 2023

Reference is made to the circular (the “Circular”) of KANZHUN LIMITED (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated May 24, 2023. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on June 26, 2023, the Notice of which was given to the Shareholders on May 24, 2023, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the Directors and independent auditor thereon.	Class A Ordinary Shares	238,239,722 (99.897054%)	245,512 (0.102946%)	238,485,234	238,485,234
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,646,543,732 (99.985091%)	245,512 (0.014909%)	379,315,635	1,646,789,244
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
2.	To re-elect Mr. Yu Zhang as an executive Director.	Class A Ordinary Shares	86,471,838 (37.094774%)	146,638,730 (62.905226%)	233,110,568	233,110,568
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,494,775,848 (91.066320%)	146,638,730 (8.933680%)	373,940,969	1,641,414,578
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To re-elect Mr. Xu Chen as an executive Director.	Class A Ordinary Shares	127,120,252 (54.532170%)	105,990,316 (45.467830%)	233,110,568	233,110,568
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,535,424,262 (93.542746%)	105,990,316 (6.457254%)	373,940,969	1,641,414,578
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To re-elect Mr. Haiyang Yu as a non-executive Director.	Class A Ordinary Shares	97,949,884 (40.802224%)	142,110,276 (59.197776%)	240,060,160	240,060,160
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,506,253,894 (91.378709%)	142,110,276 (8.621291%)	380,890,561	1,648,364,170
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To authorize the Board to fix the remuneration of the Directors of the Company.	Class A Ordinary Shares	239,813,970 (99.998445%)	3,730 (0.001555%)	239,817,700	239,817,700
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,648,117,980 (99.999774%)	3,730 (0.000226%)	380,648,101	1,648,121,710
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
6.	To grant a general mandate to the directors of the Company to issue, allot and deal with additional Class A Ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	42,269,152 (17.608144%)	197,785,408 (82.391856%)	240,054,560	240,054,560
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,450,573,162 (88.001069%)	197,785,408 (11.998931%)	380,884,961	1,648,358,570
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
7.	To grant a general mandate to the directors of the Company to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	239,902,574 (99.936687%)	151,986 (0.063313%)	240,054,560	240,054,560
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,648,206,584 (99.990780%)	151,986 (0.009220%)	380,884,961	1,648,358,570
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To extend the general mandate granted to the directors of the Company to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company.	Class A Ordinary Shares	48,110,774 (20.041621%)	191,943,530 (79.958379%)	240,054,304	240,054,304
		Class B Ordinary Shares	1,408,304,010 (100.000000%)	0 (0.000000%)	140,830,401	1,408,304,010
		TOTAL NUMBER (CLASS A & CLASS B)	1,456,414,784 (88.355473%)	191,943,530 (11.644527%)	380,884,705	1,648,358,314
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
9.	T o r e - a p p o i n t PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.	Class A Ordinary Shares	240,045,508 (99.994003%)	14,396 (0.005997%)	240,059,904	240,059,904
		Class B Ordinary Shares	140,830,401 (100.000000%)	0 (0.000000%)	140,830,401	140,830,401
		TOTAL NUMBER (CLASS A & CLASS B)	380,875,909 (99.996220%)	14,396 (0.003780%)	380,890,305	380,890,305
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

Notes:

(a)	As of the Share Record Date, the issued and outstanding shares of the Company comprised 728,110,243 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 21,212,860 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Share Record Date that were not eligible for voting).

(b)	Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(c)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 868,940,644 Shares, comprising 728,110,243 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares.

(d)	According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM in respect of the resolutions numbered 1 to 8 on the proposed receipt and adoption of the audited consolidated financial statements, reports of the Directors and independent auditor, the proposed re-election of executive Directors and a non-executive Director, the proposed authority for the Board to fix the remuneration of the Directors of the Company, the proposed Issuance Mandate (including the extended Issuance Mandate), and the proposed Repurchase Mandate contemplated thereunder. Each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolution numbered 9 on the proposed re-appointment of auditor.

(e)	The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(f)	Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang, executive directors, Mr. Haiyang Yu, a non-executive director, and Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang, independent non-executive directors, have attended the AGM in person or by electronic means.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, June 26, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang as the independent non-executive Directors.

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